Workiva Inc.
2900 University Blvd.
Ames, IA 50010
VIA EDGAR
August 8, 2017
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Barbara C. Jacobs

Re: Workiva Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-219665
Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Workiva Inc. hereby requests that the effective date and time of the above-referenced registration statement be accelerated to 2:00 p.m., Eastern time, on Thursday, August 10, 2017, or as soon thereafter as is practicable. If you have any questions regarding this request, please contact Kimberly K. Rubel of Drinker Biddle & Reath LLP at (312) 569-1133.

Sincerely,

WORKIVA INC.

/s/ Troy M. Calkins
Troy M. Calkins
General Counsel

cc:    Via E-mail

Matthew M. Rizai
Workiva Inc.

Kimberly K. Rubel
Drinker Biddle & Reath LLP